Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

ANNOUNCEMENT

The Board announces that (1) completion of the Acquisition has taken place on 31 December 2003; and (2) all the conditions to the effectiveness of the Sale Agreement and the A Share Company Sale Agreement have been satisfied and with effect from 31 December 2003, possession of and actual control over Guoxin Paging have been assumed by Unicom Group.

Reference is made to the announcements of China Unicom Limited (the Company) respectively dated 20 November 2003 and 22 December 2003, and to the circular dated 26 November 2003, containing, inter alia, details of the acquisition (the Acquisition) by the Company of Unicom New World (BVI) Limited and the sale (the Sale) by China Unicom Corporation Limited (CUCL) of Guoxin Paging Corporation Limited (Guoxin Paging). Terms defined in the Circular have the same meanings when used in this announcement.

The Board is pleased to announce that completion of the Acquisition in accordance with the terms of the Acquisition Agreement dated 20 November 2003 between the Company and China Unicom (BVI) Limited has taken place on 31 December 2003.

The Board is also pleased to announce that all the conditions to the effectiveness of the sale agreement (the Sale Agreement) dated 20 November 2003 between CUCL and China United Telecommunications Corporation Limited (the A Share Company) and of the sale agreement (the A Share Company Sale Agreement) dated 20 November 2003 between the A Share Company and China United Telecommunications Corporation (Unicom Group) have been satisfied. CUCL, the A Share Company and Unicom Group have confirmed that with effect from 31 December 2003, possession of and actual control over Guoxin Paging has been assumed by Unicom Group and the benefits or loss corresponding to the equity interests in Guoxin Paging will be enjoyed or borne by Unicom Group. The conduct of procedures for varying the registration at the State Administration of Industry and Commerce associated with the transfer of equity interests in Guoxin Paging is in progress.

By order of the Board
China Unicom Limited
Wang Jianzhou
Chairman

Hong Kong, 31 December 2003